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                                                                     EXHIBIT a.3

                 [BROWNING-FERRIS INDUSTRIES, INC. LETTERHEAD]

                               SEPTEMBER 4, 1997

Dear Stockholder:

     Browning-Ferris Industries, Inc. is offering to purchase up to 15,000,000 shares of its common stock (representing approximately 7.3% of the currently outstanding shares, excluding shares issued to the Company's Stock and Employee Benefit Trust), at a price not greater than $39.00 nor less than $34.00 per share. The Company is conducting the offer through a procedure commonly referred to as a "dutch auction." This procedure allows you to select the price within that range at which you are willing to sell all or a portion of your shares to the Company. Alternatively, this procedure allows you to sell all or a portion of your shares to the Company at a price determined by the "Dutch Auction" process.

     Based upon the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the single per-share price within that range that will allow it to buy 15,000,000 shares (or such lesser number of shares that are properly tendered). All of the shares that are properly tendered at prices at or below that purchase price (and are not withdrawn) will -- subject to possible proration, conditional tenders and provisions relating to the tender of "odd lots" -- be purchased for cash at that purchase price, net to the selling stockholder. All other shares that have been tendered and not purchased will be returned to the stockholder.

     If you do not wish to participate in the offer, you do not need to take any action.

     The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you want to tender your shares, the instructions on how to do so are also explained in detail in the enclosed materials. I encourage you to read carefully these materials before making any decision with respect to the offer.

     The Company believes that the purchase of its shares of common stock at this time represents an attractive opportunity that will benefit BFI and its stockholders. However, neither the Company nor its Board of Directors makes any recommendation to any stockholder whether to tender all or any shares. Neither I nor any other director or executive officer intends to tender shares pursuant to the offer.

                                          Sincerely,

                                          /s/ Bruce E. Ranck

                                          Bruce E. Ranck
                                          President and Chief Executive Officer